[Letterhead of Wachtell, Lipton, Rosen & Katz]

September 26, 2016

VIA EDGAR AND EMAIL

Mr. Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 4631

Washington, D.C. 20549-3628

Re:	Cnova N.V. Schedule 13E-3 Amendments No.1 and 2 Filed on September 15, 2016 File No. 5-88718

Dear Mr. Hindin:

On behalf of our clients, Cnova N.V., a Netherlands public limited liability company (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) received by letter dated September 21, 2016, relating to the above-referenced Amendments No. 1 and 2 to the Transaction Statement on Schedule 13E-3, filed by the Company and the other filing persons named therein on September 15, 2016 (the Transaction Statement, as amended and supplemented from time to time, the “Schedule 13E-3”). In connection with the responses below, the Company and the other filing persons are filing Amendment No. 3 to the Schedule 13E-3 (“Amendment No. 3”).

This letter and Amendment No. 3 have been filed electronically via the EDGAR system today. In addition to the EDGAR filing, a copy of the following documents are being provided to the Staff via email: (i) this letter, (ii) a copy of Amendment No. 3, marked to indicate changes from Amendment No. 2 to the Schedule 13E-3 and (iii) copies of the supplemental information statement filed as Exhibit (a)(2) to Amendment No. 3 (the “Supplemental Information Statement”), both clean and marked to show changes from the prior version.

Mr. Perry J. Hindin
September 26, 2016

For the Staff’s convenience, the text of the Staff’s comments is set forth below in italicized type, followed in each case by the Company’s response. Terms not otherwise defined in this letter shall have the meanings set forth in the Supplemental Information Statement. All references to page numbers in these responses are to the pages of the marked version of the Supplemental Information Statement.

Exhibit (a)(2) Preliminary Supplemental Information Statement

General

1.	We note the following legend at the bottom of the cover page to Exhibit (a)(2):

The information in this supplemental information statement is subject to completion or amendment. You should review the final version of this supplemental information statement, which will be filed by Cnova N.V. with the U.S. Securities and Exchange Commission and made available on Cnova N.V.’s webpage, when it is available.

Please advise us of the filing persons’ intent with respect to disseminating to shareholders material changes in the information initially sent to shareholders and the planned method for doing so. Refer to Exchange Act Rule 13e-3(e)(2) and (f)(1)(iii).

Response: We respectfully advise the Staff that, when the comment process has been completed, the Company intends to amend the Supplemental Information Statement to delete the legend with respect to completion or amendment. Following that amendment, the Company intends to mail to each shareholder of the Company (i) a printed copy of the Cnova Shareholders’ Circular, dated September 15, 2016 and (ii) a printed copy of the Supplemental Information Statement, when final. The Company also intends to mail a supplement setting forth any material changes to this information to each shareholder of the Company. These materials contain the disclosures required by Exchange Act Rules 13e-3(e)(2) and (f)(1)(iii); please see Response #2, below. In addition to mailing these materials, they will also be made available on the Company’s webpage, consistent with Dutch law and practice.

The Company further confirms that material updates, including those in connection with the potential tender offer by Casino, Guichard-Perrachon, will be mailed to shareholders of the Company in connection with required mailings of the tender offer documentation.

General Information, page i

2.	We note your response to prior comment 1. Disclosure still indicates that the supplemental information statement “does not contain all of the information in the Transaction Statement” which is defined to refer to the Schedule 13E-3. While the response indicates that Exhibits (a)(1) and (a)(2) will be disseminated to shareholders, Exchange Act Rule 13e-3(e) and (f) requires that the registrant disseminate to shareholders all of the information required by the various items of Schedule 13E-3, except for Item 1016 of regulation M-A, or a fair and adequate summary of the information. Please confirm that Exhibits (a)(1) and (a)(2) contain all of such information or that the Transaction Statement will also be disseminated to shareholders as well.

Response: In response to the Staff’s comment, we confirm on behalf of the Company that the Cnova Shareholders’ Circular, dated September 15, 2016, and the Supplemental Information Statement contain all of the information required to be disseminated to shareholders by the various items of Schedule 13E-3 (except for Item 1016 of Regulation M-A). As described in Response #1, above, these materials will be disseminated to the Company’s shareholders in accordance with Exchange Act Rules 13e-3(e) and (f)(1)(iii).

Mr. Perry J. Hindin
September 26, 2016

Via Varejo Financial Advisor Materials, page 8

3.	We note disclosure revised in response to prior comment 3. Both the language here and throughout Exhibit (a)(1) indicate that the various summaries included in the exhibit are qualified in their entirety by reference to the full text of the relevant document attached as additional exhibits to the Schedule 13E-3. It is the responsibility of each filing person to summarize accurately the material portions of the referenced documents and the qualifications suggest that the summaries may not be materially complete. Please revise to eliminate such qualifications.

Response: In response to the Staff’s comment, the disclosure in the Supplemental Information Statement has been revised to remove qualifications by reference to the fully text of the relevant documents. These revisions appear on pages 5, 6, 7, 8, 45, 47, 57, 60, 65 and 69-70. The text has been revised to indicate, in each case, that the disclosure represents a summary of the material information included in the full text of the applicable report.

Recommendation of the Cnova Transaction Committee…, page 26

4.	We note your response to prior comment 4. Please supplementally provide us with a copy of the Board resolutions that delegate authority to the Cnova transaction committee to evaluate the fairness of the Transactions on behalf of Cnova.

Response: In response to the Staff’s comment, a copy of the resolutions of the Board of Directors of the Company that, among other things, delegate authority to the Cnova transaction committee to evaluate the fairness of the Transactions on behalf of Cnova, were provided to the Staff by email on September 23, 2016.

* * *

Mr. Perry J. Hindin
September 26, 2016

We hope that the foregoing, and the revisions to the Schedule 13E-3, have been responsive to the Staff’s comments. If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (212) 403-1056 or by email at JLRobinson@wlrk.com.

Sincerely,

/s/ John L. Robinson

John L. Robinson

cc:	Steven Geers, General Counsel, Cnova N.V. Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz